United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-16611
GSI COMMERCE, INC.

(Exact name of registrant as specified in its charter)
935 First Avenue, King of Prussia, Pennsylvania 19406

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
2.50% Convertible Senior Notes due 2027
(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: Common Stock, One (1); 2.50% Convertible Notes due 2027, Thirty One (31)
Pursuant to the requirements of the Securities Exchange Act of 1934, GSI Commerce, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2011	GSI COMMERCE, INC.
	By:	/s/ Scott Rosenberg
		Name:	Scott Rosenberg
		Title:	Chief Financial Officer

EXPLANATORY NOTE
This Amendment No. 1 to the Form 15 of GSI Commerce, Inc. (the “Company”), originally filed on June 27, 2011, is being filed solely to enable the Company to file a post-effective amendment to its Registration Statement on Form S-3 (No. 333-163167) to remove from registration any and all unsold securities that were registered and have not been, and will not be, sold pursuant to such Registration Statement, in accordance with the Company’s undertakings set forth in such Registration Statement, with the correct EDGAR tag.